FILED PURSUANT TO RULE 424(b)(4)
                                            REGISTRATION STATEMENT NO. 333-35876
                                            REGISTRATION STATEMENT NO. 333-40322


                                1,425,764 SHARES


                                SAFESCIENCE, INC.


                                  COMMON STOCK


             These shares of common stock are being offered and sold from time to time by certain of our current shareholders. These shares include shares issuable upon exercise of warrants issued by us in March 2000.

             The selling shareholders may sell the shares from time to time at fixed prices, market prices or at negotiated prices, and may engage a broker or dealer to sell the shares. For additional information on the selling shareholders' possible methods of sales, you should refer to the section of this prospectus entitled "Plan of Distribution" on page
         14. We will not receive any proceeds from the sale of the shares, but will bear the costs relating to the registration of the shares.

             Selling stockholders identified in this prospectus are offering all of these shares and will receive all of the proceeds of this offering. Our common stock is listed on the Nasdaq SmallCap Market under the symbol "SAFS." The closing price for our common stock on the Nasdaq SmallCap Market on June 16, 2000 was $5.16 per share.

                                 ---------------

             INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                                 ---------------


             THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                 ---------------



                  The date of this prospectus is June 28, 2000

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................... 1
Risk Factors................................................................. 4
Note on Forward Looking Statements...........................................11
Use of Proceeds..............................................................11
Dividend Policy..............................................................11
Selling Stockholders.........................................................12
Plan of Distribution.........................................................14
Description of Capital Stock.................................................15
Legal Matters................................................................19
Experts......................................................................19
Where You Can Find More Information..........................................19




        We own or have rights to trademarks that we use in conjunction with the sale of our products. "SafeScience," our logo, "Elexa" are our trademarks. All other trade names and trademarks used in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

        This is only a summary and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "Risk Factors" section and our financial statements and the notes thereto included elsewhere in this prospectus.

                                SAFESCIENCE, INC.

        INTRODUCTION. We are a biotechnology company engaged in developing pharmaceutical products for cancer treatment, as well as introducing a line of high-performance, non-toxic agricultural and consumer products under the SafeScience(R) brand name. We have begun selling a line of cleaning products in supermarkets, drug chains and industrial channels, and expect to introduce additional product categories in the future. We also expect to introduce environmentally friendly agricultural products, beginning with a biofungicide (principally for grapes and other high-value per acre crops) subject to approval by or registration with state regulatory and federal environmental protection authorities. We believe that our business model is unique among biotechnology companies because we are jointly pursuing longer-term development of cancer remedies, while simultaneously selling and/or developing a line of SafeScience(R) consumer and agricultural products.

        We are headquartered in Boston and currently have approximately 35 employees. As our operations have grown, we have added new professionals to our executive management team. During the last nine months, we have hired a Chief Financial Officer and a Chief Operating Officer, each of whom brings over 20 years experience in corporate finance, and operations and consumer products, respectively.

        PHARMACEUTICAL PRODUCTS. The leading product in our drug development pipeline, GBC-590, is designed to reduce primary tumors, the growth of cancerous tumors, and the spread of cancer cells in prostate, pancreatic, colorectal, and liver cancer patients.

        GBC-590, a rationally designed carbohydrate molecule, acts by binding to Galectin 3 receptors on cancer cells and has been shown to shrink primary tumors and inhibit metastasis in animal models. In Phase I human testing that enrolled patients with terminal cancer refractory to all standard treatment, GBC-590 was found to be well tolerated at all administered dose levels. We commenced Phase IIA clinical trials of GBC-590 for pancreatic and colorectal cancers and expect to begin Phase IIA clinical trials for prostrate and liver cancers in 2000. We have received institutional review board approval at the following sites to conduct Phase IIA clinical trials:

     o    Beth Israel/Deaconess Hospital in Boston, Massachusetts;

     o    University of Chicago Pritzker School of Medicine;

     o    the University of Rochester Cancer Center;

     o    Christiana Healthcare in Wilmington, Delaware; and

     o    Ocala Oncology Center in Ocala, Florida.

        Upon full patient enrollment, we expect Phase IIA trials to be completed within approximately six to twelve months. Each of the clinical trials for the four indications (prostate, pancreatic, colorectal, and liver cancers) will have approximately 20 patients. Subject to the results of our Phase IIA trials, we plan to conduct Phase IIB/Phase III clinical trials for all four indications subsequent to review and analysis of the Phase IIA data. We have retained Covance Inc., a leading clinical trial research organization in the U.S., to assist in conducting these studies.

        CONSUMER AND COMMERCIAL PRODUCTS. We are pursuing commercialization of our SafeScience(R) line of household and institutional cleaning products, which are designed to promote a chemically-safe environment within the home, office, school, hospital and other institutional settings. The first major retailer to stock the SafeScience(R) consumer line was Sainsbury plc's New England based subsidiary, Shaw's supermarkets, which currently has approximately 124 locations, which commenced in the third quarter of 1999. At Shaw's, SafeScience(R) products are positioned as a co-brand displaying both the SafeScience brand and the retailer's own name. At present, nine products are included in the Shaw's program: liquid laundry detergent, kitchen cleaner, shower mist, dish detergent, all-purpose cleaner, glass/window cleaner, bathroom cleaner (tub/tile), floor cleaner and fabric refresher.

        We intend to pursue relationships in which our products will be positioned as a stand alone brand in most channels or as a premium corporate brand in supermarket retailers. Corporate branding has three advantages for us:

     o    we benefit from existing store brand loyalty;

     o the retail partner shares in the promotion of the product, relieving us of certain expenses and most slotting fees; and

     o    we are able to build brand recognition.

        In October 1999, we initiated a rollout of our cleaning products by selling through a major drug chain with approximately 4,200 locations nationally. We have recently introduced a line of insect repellents and garden products. We have entered into an agreement with another regional retailer to begin shipments of products in the third quarter of 2000. We have entered into an agreement with Daymon Associates, Inc., a leading corporate branding and retail sales company, to market our products to supermarket, mass merchandise and drug store chains.

        We believe that "SafeScience(R)" signifies more than simply another product line, by addressing and conveying a set of values related to chemical safety, food safety, human health and environmentalism. Based on independent test results, we believe our consumer cleaning products and lead agricultural product are as effective as comparable, branded products. Our consumer cleaning products do not require a warning label as to toxicity and the products' retail prices are currently approximately 10-15% less than the branded equivalents.

        Our business was founded in 1992 to pursue carbohydrate-based pharmaceutical research for cancer therapeutics. In 1995, we merged with, Alvarada, Inc., a publicly-traded corporation having no active operations. In 1995, our management elected to pursue the dual strategy of emphasizing faster-to-market consumer and agricultural products while we pursued the longer approval cycle for the pharmaceuticals we were developing. We changed our name to SafeScience, Inc. in 1998. Our principal executive offices are located at 31 St. James Avenue, 8th Floor, Boston, MA 02116 and our telephone number is (617) 422-0674.

                                  THE OFFERING


Common stock offered by selling shareholders (1)................       1,425,764 shares


Common stock to be outstanding after the offering (1)(2)(3).....       18,672,846 shares


Use of proceeds.................................................       All proceeds from the sale of the shares
                                                                       of common stock in this offering will be
                                                                       received by the selling stockholders.  We
                                                                       will receive $1,750,079 if the warrants
                                                                       held by the selling stockholders are
                                                                       exercised in full and the exercise price
                                                                       is paid in cash.  These funds will be used
                                                                       for general corporate purposes.  See "Use
                                                                       of Proceeds."

Nasdaq SmallCap Market Symbol...................................       SAFS



(1) Includes (i) 484,429 shares of common stock, (ii) 108,996 shares of common stock issuable upon the exercise of closing warrants, and (iii)
       832,339 shares of common stock issuable upon the exercise of adjustable warrants.

(2)    Based on the number of shares actually outstanding on May 31, 2000.

(3) Includes all the shares being offered pursuant to this prospectus and excludes, as of May 31, 2000, (i) 541,294 shares of common stock issuable on the exercise of outstanding options at a weighted average price $11.24 per share, (ii) 193,758 shares of common stock issuable on the exercise of outstanding warrants at a weighted average price of $13.82 per share, and (iii) 1,047,777 shares of common stock available for future issuance under our 1998 Stock Option Plan and 2000 Stock Incentive Plan. See
       "Management -- 1998 Stock Option Plan" and "--2000 Stock Incentive Plan."


                                  RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

        WE HAVE EXPERIENCED SIGNIFICANT OPERATING LOSSES THROUGHOUT OUR HISTORY, WE EXPECT THESE LOSSES TO CONTINUE AND WE MAY NOT ACHIEVE PROFITABILITY IN THE FUTURE

        We began operations more than seven years ago and began to generate revenue only in the second quarter of 1999. Through March 31, 2000, we have only generated $1,941,000 from product sales. We have incurred approximately $29.4 million of operating losses since our inception, including $12.3 million in the year ended December 31, 1999 and $2.7 million in the first quarter of 2000. Our operating losses can be expected to continue for the foreseeable future.

        MANY OF OUR PRODUCTS ARE STILL IN DEVELOPMENT, THERE ARE UNCERTAINTIES ASSOCIATED WITH RESEARCH AND DEVELOPMENT ACTIVITIES AND WE MAY BE UNABLE TO BRING NEW PRODUCTS TO MARKET

        Many of our proposed products require further research, development, laboratory testing, regulatory approval and/or demonstration of commercial scale manufacturing before they can be proven to be commercially viable. Many of these proposed products are in the development stage and are subject to the risks inherent in the development of new products, particularly those products based upon biotechnology. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Such reasons include the possibilities that potential products are found during testing to be ineffective, that they fail to receive necessary regulatory approvals, are difficult or uneconomical to manufacture on a large scale, fail to achieve market acceptance or are precluded from commercialization by proprietary rights of third parties. We cannot predict with any degree of certainty when, or if, the research, development, testing and/or regulatory approval process for our proposed products will be completed. Our product development efforts may be unsuccessful, required regulatory approvals from U.S. or foreign authorities may not be obtained, and products, if introduced, may not be capable of being produced in commercial quantities at reasonable costs or be successfully marketed. The failure of our research and development activities to result in any commercially viable products or technologies would materially adversely affect our future prospects.

        WE DERIVE ALMOST ALL OF OUR REVENUES FROM A SMALL NUMBER OF CUSTOMERS AND OUR REVENUES MAY DECLINE SIGNIFICANTLY IF ANY CUSTOMER CANCELS OR DELAYS A PURCHASE OF OUR PRODUCTS

        We derive the majority of our revenues from a small number of customers. Our business would be seriously harmed if we do not generate as much revenue as expected from these customers or if any of these customers cease purchasing our products. For the year ended December 31, 1999, 96% of our revenues came from four customers and for the three months ended March 31, 2000, 95% of our revenues came from 12 customers. Present and future customers may terminate their purchasing arrangements with us or significantly reduce or delay their orders. The loss of any one of our major customers or the delay of significant orders from such customers, even if only temporary, could reduce or delay our recognition of revenues, harm our reputation in the industry and reduce our ability to accurately predict cash flow, and, as a consequence, could seriously harm our business, financial condition and results of operations.

        IF WE ARE UNABLE TO SECURE A PATENT ON OUR CANCER DRUG GBC-590 OR IF EXISTING PATENTS IMPAIR OUR RIGHTS TO OUR CANCER DRUG, OUR ABILITY TO GENERATE REVENUES FROM GBC-590 WOULD BE SEVERELY HARMED

        We rely significantly upon proprietary technology. To the extent that we currently rely upon unpatented, proprietary technology, processes and know-how and the protection of such intellectual property by confidentiality agreements, others may independently develop similar technology and know-how or confidentiality may be breached.

        We have applied for a patent on GBC-590 but no patent has been issued. Our GBC-590 technology may not be granted patent protection, and may infringe on patents owned by others. A patent has been granted on a compound which is similar to GBC-590, the claims of which conflict with certain of the claims in the GBC-590 patent application. The degree of patent protection, if any, we will obtain for GBC-590 is unclear. The patent on GBC-590 may in fact not be granted or, if granted, it may be limited in such a way as to materially affect our ability to produce, market and sell GBC-590.

        Any claims against us or any purchaser or user of our products or patents, including GBC-590, asserting that our products or patents infringe or may infringe proprietary rights of third parties, if determined adversely to us, could have a material adverse effect on our business, financial condition or results of operations. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays, disrupt our relationships with our customers or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect upon our operating results. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event a claim against us is successful and we cannot obtain a license to the relevant technology on acceptable terms, license a substitute technology or redesign our products to avoid infringement, our business, financial condition and results of operations would be materially adversely affected.

        WE DEPEND ON TECHNOLOGY LICENSED TO US BY THIRD PARTIES AND IF WE ARE UNABLE TO CONTINUE LICENSING THIS TECHNOLOGY WE MAY BE UNABLE TO SUSTAIN OR INCREASE OUR REVENUES

        We license technology from third parties for use with our products. We anticipate that we will continue to license technology from third parties in the future. This technology may not continue to be available on commercially reasonable terms, if at all. Some of the technology we license from third parties would be difficult to replace. The loss of any of these technology licenses would result in delays in the availability of our products until equivalent technology, if available, is identified, licensed and integrated. The use of replacement technology from other third parties would require us to enter into license agreements with these third parties, which could result in higher royalty payments and a loss of product differentiation.

        IF OUR PRODUCTS ARE NOT ACCEPTED BY THE AGRICULTURAL AND MEDICAL COMMUNITIES OUR BUSINESS WILL SUFFER

        Commercial sales of our proposed agricultural and pharmaceutical products, for use as fungicides or therapeutics, will substantially depend upon the products' efficacy and on their acceptance by the agricultural and medical communities. Widespread acceptance of our products will require educating the agricultural and medical communities as to the benefits and reliability of the products. Our proposed products may not be accepted, and, even if accepted, we are unable to estimate the length of time it would take to gain such acceptance.

        IF THE THIRD PARTIES WE RELY ON FOR MANUFACTURING OUR PRODUCTS ARE UNABLE TO PRODUCE THE NECESSARY AMOUNTS OF OUR PRODUCTS, DO NOT MEET OUR QUALITY NEEDS OR TERMINATE THEIR RELATIONSHIPS WITH US, OUR BUSINESS WILL SUFFER

        We do not presently have our own manufacturing operations, nor do we intend to establish any unless and until in the opinion of our management, the size and scope of our business so warrants. While we have established manufacturing relationships with several firms that we believe will provide the capability to meet our anticipated requirements for the foreseeable future, we have not entered into any long-term arrangements for manufacturing and such arrangements may not be obtained on desirable terms. Therefore, for the foreseeable future, we will be dependent upon third parties to manufacture our products.

        Our reliance on independent manufacturers involves a number of risks, including the absence of adequate capacity, the unavailability of, or interruptions in, access to necessary manufacturing processes and reduced control over delivery schedules. If our manufacturers are unable or unwilling to continue manufacturing our products in required volumes, we will have to identify acceptable alternative manufacturers. The use of a new manufacturer may cause significant interruptions in supply if the new manufacture has difficulty manufacturing products to our specifications. Further, the introduction of a new manufacturer may increase the variation in the quality of our products.

        WE FACE INTENSE COMPETITION AND RAPID TECHNOLOGICAL CHANGES IN THE MARKETS IN WHICH WE COMPETE, AND OUR FAILURE TO SUCCESSFULLY COMPETE OR ADOPT TO CHANGING TECHNOLOGY COULD MAKE IT DIFFICULT TO ACQUIRE AND RETAIN CUSTOMERS

        Many companies, including large pharmaceutical, chemical, biotechnology and agricultural concerns, universities and other research institutions, with financial resources and research and development staffs and facilities substantially greater than ours, may develop or attempt to develop products that compete with our products. These companies may have the ability to devote far greater resources to researching, developing and marketing their products than we are able to do. In addition, the biotechnology industry is one in which technological change is extremely rapid. Our ability to anticipate changes in technology and industry standards together with regulatory changes and to successfully develop and introduce new and enhanced products on a timely basis will be significant factors in our ability to grow and remain competitive. Any products which we do develop may become technologically obsolete before we have had the ability to realize significant revenues or profits.

        OUR FAILURE TO MEET PRODUCT RELEASE SCHEDULES WOULD MAKE IT DIFFICULT TO PREDICT OUR QUARTERLY RESULTS AND MAY CAUSE OUR OPERATING RESULTS TO VARY SIGNIFICANTLY

        Delays in the planned release of our products may adversely affect forecasted revenues and create operational inefficiencies resulting from staffing levels designed to support the forecasted revenues. Our failure to introduce new products on a timely basis could delay or hinder market acceptance and allow competitors to gain greater market share.

        CERTAIN OF OUR BUSINESSES ARE SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION AND FAILURE TO ACHIEVE REGULATORY APPROVAL OF OUR PRODUCTS WOULD SEVERELY HARM OUR BUSINESS

        The FDA regulates the manufacture, distribution and promotion of pharmaceutical products in the United States pursuant to the Federal Food Drug and Cosmetic Act and related regulations. We must receive premarket approval by the FDA for any commercial sale of our pharmaceutical products. Before receiving such approval we must provide proof in human clinical trials of the nontoxicity, safety and efficacy of our pharmaceutical products, which trials can take several years. Premarket approval is a lengthy and expensive process. We may not be able to obtain FDA approval for any commercial sale of our product. By regulation, the FDA has 180 days to review an application for approval to market a pharmaceutical product; however, the FDA frequently exceeds the 180-day time period. In addition, based on its review, the FDA may determine that additional clinical trials are required. We will not generate any revenues in connection with our pharmaceutical products unless and until we obtain FDA approval to sell our products in commercial quantities for human application.

        The investigation, manufacture and sale of agricultural products is subject to regulation by the EPA, including the need for approval before marketing, and by comparable foreign and state agencies. Few of our agricultural products, will be able to be commercially marketed for use either in the United States or other countries without first obtaining the necessary approvals. While we hope to obtain regulatory approvals for our proposed products, we may not obtain these approvals on a timely basis, if at all.

        REIMBURSEMENT PROCEDURES AND FUTURE HEALTHCARE REFORM MEASURES ARE UNCERTAIN AND MAY ADVERSELY IMPACT THE SALE OF OUR PHARMACEUTICAL PRODUCTS

        Our ability to sell our pharmaceutical products successfully will depend in part on the extent to which government health administration authorities, private health insurers and other organizations will reimburse patients for the costs of our pharmaceutical products and related treatments. In the United States, government and other third-party payers have sought to contain healthcare costs by limiting both coverage and the level of reimbursement for new pharmaceutical products approved for marketing by the FDA. In some cases, these payers may refuse to provide any coverage for uses of approved products to treat medical conditions even though the FDA has granted marketing approval. Healthcare reform may increase these cost containment efforts. We believe that managed care organizations may seek to restrict the use of new products, delay authorization to use new products or limit coverage and the level of reimbursement for new products. Internationally, where national healthcare systems are prevalent, little if any funding may be available for new products, and cost containment and cost reduction efforts can be more pronounced than in the United States.

        ISSUANCES OF OUR SECURITIES ARE SUBJECT TO FEDERAL AND STATE SECURITIES LAWS AND CERTAIN PRIOR OFFERINGS OF OUR SECURITIES MAY NOT HAVE COMPLIED WITH APPLICABLE SECURITIES LAWS

        Issuances of securities are subject to federal and state securities laws. Certain prior private placement offerings of our securities may not have complied with requirements of applicable state securities laws. In such situations a number of remedies may be available to regulatory authorities and stockholders who purchased securities in such offerings, including, without limitation, rescission rights.

        WE HAVE LIMITED MARKETING ARRANGEMENTS IN PLACE AND OUR SALES FORCE IS SMALL AND THUS MAY BE UNABLE TO INCREASE OR SUSTAIN OUR REVENUES

        We may be unable to enter into arrangements with one or more agricultural, chemical and/or pharmaceutical companies to market certain of our products on favorable terms, and may therefore seek to market such products through independent distributors. Any independent distributors through which we distribute such products may also market competitive products. We may not be able to enter into distribution arrangements with terms which are satisfactory to us. We have only recently begun to develop our own sales force and its size is presently limited and may be inadequate for the sales and marketing activities that we plan to undertake with respect to our products. Our ability to market and sell our products may be adversely affected if we are unable to identify, employ and retain suitably qualified sales and marketing personnel.

        OUR GROWTH MAY BE LIMITED IF WE ARE UNABLE TO RETAIN AND HIRE ADDITIONAL QUALIFIED PERSONNEL AS NECESSARY

        Our success will depend on our ability to retain key employees and our continuing ability to attract and retain highly qualified scientific, technical and managerial personnel. Competition for such personnel is intense and we may not be able to retain existing personnel or attract qualified employees in the future. During the last nine months, we hired a Chief Financial Officer and Chief Operating Officer. At present, we employ approximately 35 full time employees and several part-time consultants. We depend upon the personal efforts and abilities of our officers and directors, and would be materially adversely affected if their services ceased to be available for any reason and comparable replacement personnel were not employed.

        THE BUSINESSES IN WHICH WE ENGAGE HAVE A RISK OF PRODUCT LIABILITY, AND IN THE EVENT OF A SUCCESSFUL SUIT AGAINST US, OUR BUSINESS COULD BE SEVERELY HARMED

        The testing, marketing and sale of agricultural and pharmaceutical products entails a risk of product liability claims by consumers and others. While we currently maintain product liability insurance which we believe to be adequate, such insurance may not continue to be available at a reasonable cost or may not be sufficient to fully cover any potential claims. In the event of a successful suit against us, the lack or insufficiency of insurance coverage could have a material adverse effect on our business and financial condition.

        WE ARE CONTRACTUALLY OBLIGATED TO ISSUE SHARES IN THE FUTURE, DILUTING YOUR INTEREST IN US

        We have entered into agreements with Strong River Investments, Inc. and Montrose Investments, Ltd. which obligate us to issue additional shares of common stock and warrants to purchase shares of common stock subject to certain conditions, including market capitalization, trading volume and share price conditions. In addition, pursuant to adjustable warrants we have issued to Strong River Investments and Montrose Investments we are required to issue additional shares of our common stock at $.01 per share, the number of such shares to be determined by a formula based on the then market price per share compared to the $14.45 per share purchase price paid by such entities. As of May 31, 2000 there are outstanding and exercisable options to purchase approximately 541,294 shares of common stock, at a weighted average exercise price of $11.44 per share. Moreover, we may in the future issue additional shares to raise capital, acquire other companies or technologies, to pay for services, or for other corporate purposes. Any such issuances will have the effect of further diluting the interest of the purchasers of the shares being sold in this offering.

        IF THE SELLING STOCKHOLDERS ENGAGE IN SHORT SELLING TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THEIR ADJUSTABLE WARRANTS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE

        Montrose Investments Ltd. and Strong River Investments, Inc. each owns an adjustable warrant that will vest on three dates determined by the selling stockholders over a period up to 18 months following the effectiveness of this registration statement. The number of shares that will be issuable at each vesting date will be determined according to a formula in which the number of shares issuable will be greater the lower the price of our common stock. Since the exercise price of the adjustable warrants is only $.01 per share, the selling stockholders have an incentive to sell short our common stock prior to each vesting date in order to cause the market price of our common stock to decline and greater number of shares to vest under the adjustable warrants. The selling stockholders could then exercise their adjustable warrants and use the shares of common stock received upon exercise to cover their short positions. The selling stockholders could thereby profit by the decline in the market price of the common stock caused by their short selling.

        THE TERMS OF OUR ADJUSTABLE WARRANTS MUST COMPLY WITH THE LISTING REQUIREMENTS OF THE NASDAQ SMALLCAP MARKET OR OUR COMMON STOCK AND LIQUIDITY WOULD DECLINE

        To remain listed for trading on the Nasdaq SmallCap Market, we must abide by Nasdaq's rules regarding the issuance of "future priced securities." These rules apply to our adjustable warrants because additional shares of our common stock are issuable upon exercise based on a future price of our common stock.

        Nasdaq rules regarding future priced securities prohibit an issuer of listed securities from issuing 20% or more of its outstanding capital stock at less than the greater of book value or then current market value without obtaining prior stockholder consent. The number of shares issuable upon exercise of the adjustable warrants could exceed 20% of the number of our outstanding shares if the price of our common stock is substantially lower than $14.45 per share as of the vesting dates of the adjustable warrants. Although we did not obtain stockholder consent prior to issuing the adjustable warrants, we believe that Nasdaq will not delist our shares if we obtain shareholder approval before the adjustable warrants are actually exercised for a number of shares exceeding 20% of our outstanding shares. This is because the adjustable warrants contain provisions that (1) prohibit us from issuing a number of shares upon exercise that would exceed 19.999% of our outstanding shares, and (2) prevent the shares issued from being voted to approve the adjustable warrants. However, if Nasdaq disagrees with our interpretation of its rules, Nasdaq could delist our common stock from the Nasdaq SmallCap Market.

        If Nasdaq delisted our common stock, we would likely seek to list our common stock for quotation on a regional stock exchange. However, if we are unable to obtain listing or quotation on such market or exchange, trading of our common stock would occur in the over-the-counter market on an electronic bulletin board for unlisted securities or in what are commonly known as the "pink sheet." As a result, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, or common stock.

        IF A SIGNIFICANT NUMBER OF SHARES BECOME AVAILABLE FOR SALE AFTER THIS OFFERING, OUR STOCK PRICE COULD DECLINE

        Many shares of common stock presently issued and outstanding are "Restricted Securities" as that term is defined in Rule 144 promulgated under the Act. In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period may sell, within any three month period, an amount which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits the sale of shares, under certain circumstances, without any quantity limitation, by persons who are not affiliates of SafeScience and who have beneficially owned the shares for a minimum period of two years. The possible sale of these restricted shares may, in the future, increase the number of free-trading shares and may have a depressive effect on the price of our securities. Moreover, such sales, if substantial, might also adversely effect our ability to raise additional equity capital. For more information on securities available for future sale, see "Share Eligible for Future Sale."

        BECAUSE OUR CURRENT MANAGEMENT CONTROLS A SIGNIFICANT PERCENTAGE OF OUR COMMON STOCK, THEY HAVE SUBSTANTIAL CONTROL OVER US

        The holders of the common stock do not have cumulative voting rights. One of our executive officers, who is a Director of SafeScience, owns approximately 15% of the outstanding shares of common stock. This stockholder can substantially influence all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could materially adversely affect our stock price.

        THE PRICE OF OUR COMMON STOCK HAS BEEN VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES BY YOU

        The market price of the common stock, which is traded on the National Association of Securities Dealers Automated Quotation (NASDAQ - Small Cap) has been, and may continue to be, highly volatile. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the biotechnology sector, which have often been unrelated to the operating performance of particular companies. In addition, factors such as announcements of technological innovations or new products, either by us or by our competitors or third parties, as well as market conditions within the various industries in which we compete, may have a significant impact on the market price of our common stock.

        AN INVESTMENT IN OUR STOCK IS SPECULATIVE AND ENTAILS A HIGH DEGREE OF RISK

        There is nothing at this time upon which to base an assumption that our plans for our business will prove successful. If our plans prove unsuccessful, the purchasers of the shares being sold in this offering may lose all or a substantial part of their investment. Our operations are subject to numerous risks associated with the development of agricultural, consumer and pharmaceutical products, including the competitive and regulatory environment in which we operate. In addition, we may encounter unanticipated problems, including manufacturing, distributing and marketing difficulties, some of which may be beyond our financial and technical abilities to resolve. The failure adequately to address such difficulties could have a material adverse effect on our prospects and our financial condition.

        WE HAVE NOT PAID AND DO NOT INTEND TO PAY ANY DIVIDENDS

        To date, we have not paid any cash dividends on our common stock. Our Board of Directors does not intend to declare any cash dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in our business operations. Furthermore, as we may be required to obtain additional financing, there may be restrictions on our ability to declare any cash dividends on common stock in the future.

                       NOTE ON FORWARD-LOOKING STATEMENTS

        Forward-looking statements are made throughout this prospectus. Typically, the use of the words "believe", "anticipate", "plan", "expect", "seek", "estimate" and similar expressions identify forward-looking statements. Unless a passage describes a historical event, the statement should be considered a forward-looking statement. In keeping with the "Safe Harbor" provision of the Private Securities Litigation Reform Act of 1995, it should be noted that forward-looking statements regarding our future expectations and projections are not guarantees of future performance. They involve risks, uncertainties and assumptions, and many of the factors that will determine our future results are beyond our ability to control or predict. Therefore, actual results may differ significantly from those suggested by forward-looking statements. These risks include those detailed under the heading "Risk Factors " described in the preceding pages and elsewhere in this prospectus.

                                 USE OF PROCEEDS

        All of the proceeds from the sale of the shares of common stock in this offering will be received by the selling stockholders. We will receive $1,750,079 if the warrants held by the selling stockholders are exercised in full and the exercise price is paid in cash. Proceeds from such warrant exercises, if any, will be used for general corporate purposes.

                                 DIVIDEND POLICY

        We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and growth of our business and do not currently anticipate paying any cash dividends in the foreseeable future. Future dividends, if any, will be determined by our Board of Directors after taking into account various factors, including our financial condition, operating results, and current and anticipated cash needs.

                              SELLING STOCKHOLDERS

        On March 29, 2000 we entered into a securities purchase agreement with Strong River Investments, Inc., a British Virgin Island corporation and Montrose Investments Ltd., a Cayman Island corporation. Under that agreement, we issued and sold the following securities for a total cash consideration of $7.0 million, of which $2.0 million will be received upon effectiveness of this registration statement if such effectiveness occurs on or prior to June 28, 2000:

     o a total of 484,429 shares of our common stock, of which 138,408 will be issued to the selling shareholders upon effectiveness of this registration statement if such effectiveness occurs on or prior to June 28, 2000;

     o closing warrants to purchase 108,996 shares of common stock at an exercise price of $15.98 per share; and

     o adjustable warrants to purchase a number of shares of common stock to be determined at three vesting dates determined by the selling stockholders over a period up to 18 months following the effectiveness of this registration statement at an exercise price of $0.01 per share.

        The number of shares of common stock issuable at each vesting date under the adjustable warrants, if any, will be determined by a formula in the adjustable warrant and is based on the four lowest closing bid prices of our common stock during the 40 consecutive trading days preceding each vesting date. A greater number of shares of common stock are issuable the lower the price of our common stock. However, if after the effective date of this registration statement the closing bid price of our common stock for 20 consecutive trading days exceeds approximately $19.51 per share, then no shares are issuable pursuant to the adjustable warrants for any subsequent vesting dates.

        Pursuant to a registration rights agreement with Strong River Investments, Inc., and Montrose Investments Ltd., we filed a registration statement, of which this prospectus forms a part, in order to permit the selling stockholders to resell to the public the shares of common stock that they purchased pursuant to the securities purchase agreement and that they acquire upon any exercise of the warrants. We have registered a number of shares pursuant to such registration rights agreement which number is based upon the actual number of shares sold to the selling stockholders pursuant to the securities purchase agreement, the number of shares issuable upon any exercise of the closing warrants, and an estimate of the number of shares issuable upon exercise of the adjustable warrants.

        The selling stockholders may sell up to 1,425,764 shares of our common stock pursuant to this prospectus. That number of shares includes an estimate of the number of shares issuable upon exercise of the adjustable warrants based on a formula included in the adjustable warrant, in order to cover potential downward movements in the market price of our common stock. The number of shares offered by this prospectus is not a prediction as to the future market price of our common stock or as to the number of shares which may vest pursuant to the adjustable warrants.

        A holder of the warrants cannot exercise the warrants if the exercise would cause the holder, together with any affiliate of the holder, to have beneficial ownership of more than 4.999% of our outstanding shares of common stock. This restriction in the warrants can be waived by the holder of the warrant if the holder gives us at least 61 days notice. However, the 4.999% limitation would not prevent the selling stockholders from acquiring and selling in excess of 4.999% of our common stock through a series of exercise and sales under the warrants.

        In addition, as long as our common stock is listed for trading on Nasdaq, we may not issue common stock on exercise of the adjustable warrants in an amount which exceeds 19.999% of our outstanding common stock without obtaining prior shareholder approval.

        The following table sets forth information regarding beneficial ownership of our common stock by the selling stockholders as of May 31, 2000. The table excludes an aggregate of 138,408 shares issuable to the selling shareholders following the date of this prospectus for $2,000,000. The number of shares of common stock listed as potentially offered by this prospectus represents the number of shares of common stock owned as of May 31, 2000, the number of shares issued upon effectiveness of this registration statement in exchange for $2,000,000, the number of shares issuable upon exercise of the closing warrants, and a number of shares issuable upon exercise of the adjustable warrants. The actual number of shares issuable upon exercise of the adjustable warrants will be determined at each of three vesting dates.

                                                    NUMBER OF
                                                     SHARES                               SHARES BENEFICIALLY
                                                   BENEFICIALLY          NUMBER OF        --------------------
                                                      OWNED               SHARES          OWNED AFTER OFFERING
                                                 PRIOR TO OFFERING        OFFERED         NUMBER       PERCENT
                                                 -----------------        -------         ------       -------

Strong River Investments, Inc ................        227,508             712,882           0             0
Montrose Investments Ltd. ....................        227,508             712,882           0             0


                              PLAN OF DISTRIBUTION

        The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

     o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o    privately negotiated transactions;

     o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

     o    a combination of any such methods of sale; and

     o    any other method permitted pursuant to applicable law.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        We are required to pay all fees and expenses incident to the registration of the shares, including up to $7,500 of the fees and disbursements of counsel to the selling stockholders. We have has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of (1) 105,000,000 shares consisting of 100,000,000 shares of common stock, $0.01 par value per share, of which 17,593,102 were outstanding as of May 31, 2000 and 5,000,000 shares of undesignated preferred stock issuable in one or more series to be designated by our board of directors, of which no shares are issued and outstanding, (2) warrants to purchase 302,754 shares of common stock as of May 31, 2000 and (3) options to purchase an aggregate of 541,294 of common stock as of May 31, 2000.

COMMON STOCK

        Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to the holders of outstanding shares of preferred stock, if any, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, and subject to the prior distribution rights of the holders of outstanding shares of preferred stock, if any, the holders of shares of common stock shall be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

PREFERRED STOCK

        The Board of Directors is authorized to provide for the issuance of shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The Board of Directors may authorize and issue preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our outstanding securities.

WARRANTS

        As of May 31, 2000, there were outstanding warrants to purchase up to 302,754 shares of common stock at a weighted exercise price of approximately $14.60 per share.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

        Under the terms of our Registration Rights Agreement with the selling stockholders we are required to file a registration statement for the registration of all their shares under the Securities Act and keep such registration statement effective for a period of the lesser of two years from the effectiveness of this registration statement or such time as when the shares covered by this registration statement may be sold without volume limitations pursuant to Rule 144(k) under the Securities Act. This registration statement is intended to meet the requirements of such Registration Rights Agreement.

        In addition, we have granted to stockholders holding 333,334 shares of our common stock piggyback registration rights in connection with any registration by us of securities for our own account. If we propose to register any shares of common stock under the Securities Act for our own account, we are required to give those stockholders notice of the registration and to include their shares in the registration statement, provided that such stockholders may not sell such shares until March 29, 2001 unless we sell shares in a firm commitment underwritten public offering under such registration statement prior to that date.

        We are generally required to bear all of the expenses of all demand and piggyback registrations, except underwriting discounts and commissions. We also have agreed to indemnify those stockholders under the terms of the Registration Rights Agreement.

NEVADA ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

        We are incorporated under the laws of the State of Nevada and are therefore subject to various provisions of the Nevada corporation laws which may have the effect of delaying or deterring a change in our control or management.

        Nevada's "Combination with Interested Stockholders Statute," Nevada Revised Statutes 78.411-78.444, which applies to Nevada corporations like us having at least 200 stockholders, prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless specific conditions are met. A "combination" includes:

     o any merger with an "interested stockholder," or any other corporation which is or after the merger would be, an affiliate or associate of the interested stockholder;

     o any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, in one transaction or a series of transactions, to an "interested stockholder," having:

          o an aggregate market value equal to 5% or more of the aggregate market value of the corporation's assets,

          o an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or

          o representing 10% or more of the earning power or net income of the corporation;

     o any issuance or transfer of shares of the corporation or its subsidiaries, to the "interested stockholder," having an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation,

     o the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by the "interested stockholder,"

     o transactions which would have the effect of increasing the proportionate share of outstanding shares of the corporation owned by the "interested stockholder," or

     o the receipt of benefits, except proportionately as a stockholder, of any loans, advances or other financial benefits by an "interested stockholder."

An "interested stockholder" is a person who:

     o directly or indirectly owns 10% or more of the voting power of the outstanding voting shares of the corporation;

     o an affiliate or associate of the corporation which at any time within three years before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

        A corporation to which the statute applies may not engage in a "combination" within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of shares was approved by the board of directors before the interested stockholder acquired the shares. If this approval was not obtained, then after the three-year period expires, the combination may be consummated if all the requirements in the articles of incorporation are met and either:

     o the board of directors of the corporation approves, prior to such person becoming an "interested stockholder," the combination or the purchase of shares by the "interested stockholder" or the combination is approved by the affirmative vote of holders of a majority of voting power not beneficially owned by the "interested stockholder" at a meeting called no earlier than three years after the date the "interested stockholder" became such; or

     o the aggregate amount of cash and the market value of consideration other than cash to be received by holders of common shares and holders of any other class or series of shares meets the minimum requirements set forth in Sections 78.411 through 78.443, inclusive, and prior to the consummation of the combination, except in limited circumstances, the "interested stockholder" will not have become the beneficial owner of additional voting shares of the corporation.

        Nevada's "Control Share Acquisition Statute," Nevada Revised Statute Sections 78.378-78.379, prohibits an acquirer, under some circumstances, from voting shares of a target corporation's stock after crossing threshold ownership percentages, unless the acquirer obtains the approval of the target corporation's stockholders. The Control Share Acquisition Statute only applies to Nevada corporations with at least 200 stockholders, including at least 100 record stockholders who are Nevada residents, and which do business directly or indirectly in Nevada. While we do not currently exceed these thresholds, we may do so in the near future. In addition, although we do not presently "do business" in Nevada within the meaning of the Control Share Acquisition Statute, we may do so in the future. Therefore, the Control Share Acquisition Statute may apply to us in the future. The statute specifies three thresholds: at least one-fifth but less than one-third, at least one-third but less than a majority, and a majority or more, of all the outstanding voting power. Once an acquirer crosses one of the above thresholds, shares which it acquired in the transaction taking it over the threshold or within ninety days become "Control Shares" which are deprived of the right to vote until a majority of the disinterested stockholders restore that right. A special stockholders' meeting may be called at the request of the acquirer to consider the voting rights of the acquirer's shares no more than 50 days, unless the acquirer agrees to a later date, after the delivery by the acquirer to the corporation of an information statement which sets forth the range of voting power that the acquirer has acquired or proposes to acquire and other information concerning the acquirer and the proposed control share acquisition. If no such request for a stockholders' meeting is made, consideration of the voting rights of the acquirer's shares must be taken at the next special or annual stockholders' meeting. If the stockholders fail to restore voting rights to the acquirer or if the acquirer fails to timely deliver an information statement to the corporation, then the corporation may, if so provided in its articles of incorporation or bylaws, call some of the acquirer's shares for redemption. Our articles of incorporation and bylaws do not currently permit us to call an acquirer's shares for redemption under these circumstances. The Control Share Acquisition Statute also provides that the stockholders who do not vote in favor of restoring voting rights to the Control Shares may demand payment for the "fair value" of their shares. This amount is generally equal to the highest price paid in the transaction subjecting the stockholder to the statute.

        By-law Provisions. Our by-laws provide that any director may be removed without cause at any special meeting of shareholders called for such purpose by the vote of the holders of two-thirds of the voting power entitling them to elect directors in place of those to be removed, provided that unless all the directors, or all the directors of a particular class are removed no individual director shall be removed if the votes of a sufficient number of shares are cast against his removal which, if cumulatively voted at on election of directors, or of all directors of a particular class, as the case may be, would be sufficient to elect at least one director.

        Ability to Adopt Stockholder Rights Plan. The Board of Directors may in the future resolve to issue shares of preferred stock or rights to acquire such shares to implement a stockholder rights plan. A stockholder rights plan typically creates voting or other impediments that would discourage persons seeking to gain control of SafeScience by means of a merger, tender offer, proxy contest or otherwise if the Board of Directors determines that such change in control is not in the best interests of our stockholders. The Board of Directors has no present intention of adopting a stockholder rights plan and is not aware of any attempt to obtain control of SafeScience.

TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for our common stock is American Securities Transfer & Trust, Inc.

                                  LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by McDermott, Will & Emery.

                                     EXPERTS

        The consolidated financial statements incorporated by reference in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Our common stock is quoted on the Nasdaq SmallCap Market, and reports, proxy and information statements and other information concerning SafeScience may be inspected at the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006. Our website is located at http://www.safescience.com.

        The SEC allows us to incorporate by reference the information we file with them into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information already incorporated by reference. We are incorporating by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the selling stockholders sell all of the shares that are being offered in this prospectus.

         1. Our Annual Report on Form 10-K for the year ended December 31, 1999, as amended by Form 10-K/A dated June 20, 2000 (File No. 0-26476);

         2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, as amended by Form 10-Q/A dated June 20, 2000 (File No. 0-25476);

         3. Our Current Reports on Form 8-K dated April 7, 2000 and June 6, 2000; and

         4.       Our Definitive Proxy Statement filed on April 28, 2000.

        YOU MAY REQUEST A COPY OF THESE FILINGS, AND ANY EXHIBITS WE HAVE SPECIFICALLY INCORPORATED BY REFERENCE AS AN EXHIBIT IN THIS PROSPECTUS, AT NO COST BY WRITING OR TELEPHONING US AT THE FOLLOWING ADDRESS: SAFESCIENCE., 31 ST. JAMES AVENUE, BOSTON, MASSACHUSETTS 02116, ATTENTION: CHIEF FINANCIAL OFFICER. OUR TELEPHONE NUMBER IS 617-422-0674.

        You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.